July 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

Daniel Greenspan

Scot Foley

Re:	CymaBay Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-195127

Acceleration Request

Requested Date:	Monday, July 21, 2014
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and Stifel, Nicolaus & Company, Incorporated, as representatives of the several underwriters, hereby join CymaBay Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-194192) (the “Registration Statement”) to become effective on Monday, July 21, at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,490 copies of the Preliminary Prospectus dated July 16, 2014 through the date hereof, to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Nicholas Oust
	Name:	Nicholas Oust
	Title:	Managing Director

cc:	Sujal Shah, CymaBay Therapeutics, Inc.

Michael Maline, Goodwin Procter LLP

Matthew Hemington, Cooley LLP

Brett White, Cooley LLP

Eric Batill, Cooley